UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

LanzaTech Global, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

51655R101
(CUSIP Number)

August 6, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	51655R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carbon Direct Fund II Blocker I LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

21,730,013[1]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

21,730,013

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,730,013

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1 The number of shares of common stock, par value $0.0001 per share (“Common Stock”), reported herein reflects the number of shares of Common Stock that may be acquired by the reporting person upon the exercise of a convertible note at the option of the holder, subject to a 9.9% beneficial ownership limitation.

CUSIP No	51655R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carbon Direct II GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

21,730,013[1]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

21,730,013

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,730,013

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No	51655R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carbon Direct Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

21,730,013[1]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

21,730,013

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,730,013

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

CUSIP No	51655R101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Goldberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

21,730,013[1]

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

21,730,013

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,730,013

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

CUSIP No	51655R101

Item 1.	(a).	Name of Issuer:

LanzaTech Global, Inc.

	(b).	Address of Issuer's Principal Executive Offices:

8045 Lamon Avenue, Suite 400 Skokie, Illinois 60077

Item 2.	(a).	Name of Person Filing:

Carbon Direct Fund II Blocker I LLC Carbon Direct II GP LLC Carbon Direct Capital Management LLC Jonathan Goldberg

	(b).	Address of Principal Business Office, or if None, Residence:

Carbon Direct Fund II Blocker I LLC

17 State Street

New York, New York 10004

Carbon Direct II GP LLC

17 State Street

New York, New York 10004

Carbon Direct Capital Management LLC

17 State Street

New York, New York 10004

Jonathan Goldberg

c/o Carbon Direct Capital Management LLC

17 State Street

New York, New York 10004

(c).	Citizenship:

Carbon Direct Fund II Blocker I LLC– Delaware Carbon Direct II GP LLC – Delaware Carbon Direct Capital Management LLC – Delaware Jonathan Goldberg – United States of America

(d).	Title of Class of Securities:

Common Stock, $0.0001 per share

(e).	CUSIP Number:

51655R101

Item 3.		If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

	(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	[_]	A non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
	(k)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Carbon Direct Fund II Blocker I LLC – 21,730,013 Carbon Direct II GP LLC – 21,730,013 Carbon Direct Capital Management LLC – 21,730,013 Jonathan Goldberg – 21,730,013

	(b)	Percent of class:

Carbon Direct Fund II Blocker I LLC – 9.9% Carbon Direct II GP LLC – 9.9% Carbon Direct Capital Management LLC – 9.9% Jonathan Goldberg – 9.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

Carbon Direct Fund II Blocker I LLC – 0 Carbon Direct II GP LLC – 0 Carbon Direct Capital Management LLC – 0 Jonathan Goldberg – 0
	(ii)	Shared power to vote or to direct the vote
Carbon Direct Fund II Blocker I LLC – 21,730,013 Carbon Direct II GP LLC – 21,730,013 Carbon Direct Capital Management LLC – 21,730,013 Jonathan Goldberg – 21,730,013

	(iii)	Sole power to dispose or to direct the disposition of
Carbon Direct Fund II Blocker I LLC – 0 Carbon Direct II GP LLC – 0 Carbon Direct Capital Management LLC – 0 Jonathan Goldberg – 0

	(iv)	Shared power to dispose or to direct the disposition of
Carbon Direct Fund II Blocker I LLC – 21,730,013 Carbon Direct II GP LLC – 21,730,013 Carbon Direct Capital Management LLC – 21,730,013 Jonathan Goldberg – 21,730,013

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2024
(Date)

Carbon Direct Fund II Blocker I LLC*

By:	/s/ Jonathan Goldberg
Name: Jonathan Goldberg
Title: Managing Member

Carbon Direct II GP LLC*

By:	/s/ Jonathan Goldberg
Name: Jonathan Goldberg
Title: Managing Member

Carbon Direct Capital Management LLC*

By:	/s/ Jonathan Goldberg
Name: Jonathan Goldberg
Title: Managing Member

Jonathan Goldberg*

By:	/s/ Jonathan Goldberg
Name: Jonathan Goldberg

* This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Act or for any other purpose.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated August 16, 2024 relating to the Common Stock, $0.0001 per share, of LanzaTech Global, Inc. shall be filed on behalf of the undersigned.

Carbon Direct Fund II Blocker I LLC

By:	/s/ Jonathan Goldberg
Name: Jonathan Goldberg
Title: Managing Member

Carbon Direct II GP LLC

By:	/s/ Jonathan Goldberg
Name: Jonathan Goldberg
Title: Managing Member

Carbon Direct Capital Management LLC

By:	/s/ Jonathan Goldberg
Name: Jonathan Goldberg
Title: Managing Member

Jonathan Goldberg

By:	/s/ Jonathan Goldberg
Name: Jonathan Goldberg